Contact

www.linkedin.com/in/
andrewjohnhuff (LinkedIn)

Top Skills

Budget Management

Bible Study

Post-Production

Certifications

Faith Driven Entrepreneur Foundation Group

Publications

Right Cross (Shepherd Suspense Book 3)

A Cross to Kill (Shepherd Suspense Book 1)

Cross Shadow (Shepherd Suspense Book 2)

Andrew Huff

Writer & Director
Nashville, Tennessee, United States

Summary

Screenwriter and Director pursuing bold storytelling across multiple media formats. Experienced Creative Director with a demonstrated history of working in the media production industry. Novelist writing action-packed stories of suspense with Christian themes and characters. Skilled in Communication, Design, Storytelling, and Leadership. Strong creative management professional with a Master of Arts (MA) focused in Church Educational Leadership from Dallas Theological Seminary.

Experience

Huff Media Productions

Director
September 2021 - Present (2 years 10 months)
United States

The Igniter Company

Product/Creative Director
May 2016 - April 2021 (5 years)
Richardson, TX

During my tenure at the Igniter Company, I managed and directed the creative production team in the creation of media products for the Igniter Media online marketplace. Projects included graphic and motion design elements as well as short films for churches to use during weekend worship services. As a part of the leadership team of the company, I was also involved in planning initiatives, shaping company culture, and employee management.

Colonial Heights Baptist Church

7 years 2 months

Creative Arts Pastor
February 2013 - April 2016 (3 years 3 months)
Colonial Heights, VA

As the Creative Arts Pastor of The Heights, I oversee the creative development of Sunday worship services as well as the communications process of all of

the ministries of the church. I create video, develop sermon packaging, and manage communications process and development. I also provide pastoral care and will on occasion teach in group settings.

Middle School Pastor
March 2009 - February 2014 (5 years)

My position as Middle School Pastor involves the organization and administration of weekly small groups as well as a large Youth service for 100+ Middle School students. I am also involved in the planning and execution of multiple events for Middle School and High School age students throughout the year, including but not limited to retreats, discipleship weekends, banquets, and more.

Northwest Bible Church
Creative Director
February 2006 - January 2009 (3 years)

I was intimately involved in the planning and execution of weekend worship services at Northwest Bible Church. I was also a part of the organization and planning of large special events outside of a normal Sunday morning worship experience. Executing a branding campaign, producing special print material, and creating engaging marketing strategies were all a part of my experience at Northwest.

Sir Speedy
Graphic Designer
August 2005 - January 2006 (6 months)

Education

Dallas Theological Seminary
Master of Arts (MA), Church Educational Leadership · (2006 - 2008)

Liberty University
Bachelor of Science (BS), Religion/Religious Studies · (2001 - 2005)